EXHIBIT 12.1

West Bancorporation, Inc.
Computation of Ratios of Earnings to Fixed Charges
	Year Ended December 31,
(dollars in thousands)	2016	2015	2014	2013	2012
Excluding Interest on Deposits:
Fixed charges:
Interest expense	$4,485	$3,808	$3,730	$3,645	$4,929
1/3 of net rent expense	431	580	608	592	528
Total fixed charges	$4,916	$4,388	$4,338	$4,237	$5,457

Income before income taxes	$32,952	$31,439	$26,689	$24,211	$22,775
Total fixed charges	4,916	4,388	4,338	4,237	5,457
Earnings before income taxes and fixed charges	$37,868	$35,827	$31,027	$28,448	$28,232

Ratio of earnings before income taxes
and fixed charges to fixed charges	7.70	8.16	7.15	6.71	5.17

Including Interest on Deposits:
Fixed charges:
Interest expense	$7,876	$5,993	$6,156	$7,058	$9,464
1/3 of net rent expense	431	580	608	592	528
Total fixed charges	$8,307	$6,573	$6,764	$7,650	$9,992

Income before income taxes	$32,952	$31,439	$26,689	$24,211	$22,775
Total fixed charges	8,307	6,573	6,764	7,650	9,992
Earnings before income taxes and fixed charges	$41,259	$38,012	$33,453	$31,861	$32,767

Ratio of earnings before income taxes
and fixed charges to fixed charges	4.97	5.78	4.95	4.16	3.28